UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.     )

Xerium Technologies, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title and Class of Securities)

98416J100

(CUSIP Number)

May 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 98416J100

1.	Names of Reporting Persons. IRS Identification Nos of above persons (entities only).

Apax Europe IV GP Co Ltd.
2.	Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒
3.	SEC Use Only.

4.	Citizenship or Place of Organization.

Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

22,897,712 shares
6. Shared Voting Power

0
7. Sole Dispositive Power

22,897,712 shares
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

22,897,712 shares
10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares.	☐

11.	Percent of Class Represented by Amount in Row (9).

52.28%
12.	Type of Reporting Person.

CO

Item 1.

	(a)	Xerium Technologies, Inc.

	(b)	14101 Capital Boulevard Suite 201 Youngsville, North Carolina 27596

Item 2.

	(a)	Apax Europe IV GP Co Ltd.

	(b)	PO Box 563, St Peter Port, Guernsey, GY1 6JL.

	(c)	Guernsey, Channel Islands

	(d)	Common Stock, par value $.01 per share.

	(e)	CUSIP No. 98416J100

Item 3.	Not applicable.

Item 4.

(a) Amount beneficially owned:

22,897,712 shares

(b) Percent of class:

52.28%

(c) Number of shares as to which the reporting person has:

(i) Sole power to vote or to direct the vote:

22,897,712 shares;

(ii) Shared power to vote or to direct the vote:

0 shares;

(iii) Sole power to dispose or to direct the disposition of:

22,897,712 shares; and

(iv) Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Not applicable.

Item 6.	Not applicable.

Item 7.	Not applicable.

Item 8.	Not applicable.

Item 9.	Not applicable.

Item 10.	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

February 13, 2007

Apax Europe IV GP Co Ltd.

/s/ Denise Fallaize
Denise Fallaize Director